hining Through



Jacksonville
Bancorp
Inc.

Annual Report 2007

COMPANY PROFILE

Jacksonville Bancorp, Inc., a Florida corporation (NASDAQ: JAXB), is a one-bank holding company engaged in commercial banking through its wholly owned subsidiary, The Jacksonville Bank. The Bank is headquartered in Duval County, Jacksonville, Florida, and opened for business on May 28, 1999.

The Jacksonville Bank currently provides a variety of community banking and financial services to businesses and individuals through its five full-service offices in Jacksonville. Upon consummation of its pending acquisition of Heritage Bank of North Florida by third quarter 2008, The Jacksonville Bank will add banking facilities in Ponte Vedra and Orange Park.

Our board of directors is committed to good business and corporate governance practices, transparency in financial reporting, and the highest level of ethical, moral and legal standards in the conduct of its business and operations. We believe that these standards form the basis for our reputation of integrity in the marketplace and are essential to our efficiency and continued overall success.



FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)	*At or for the Year Ended December 31,* 2007	2006	2005
Total assets	**$391,962**	$325,575	$273,044
Loans, net	**339,265**	281,006	232,031
Deposits	**288,893**	282,626	234,211
Shareholders' equity	**26,629**	23,138	19,846
Net interest income	**12,389**	11,072	9,219
Net earnings (loss)	**2,958**	2,523	2,173
Basic earnings (loss) per share	**$ 1.70**	$ 1.46	$ 1.27
Diluted earnings (loss) per share	**$ 1.63**	$ 1.39	$ 1.21
Book value per share at end of year	**$ 15.23**	$ 13.28	$ 11.57
Return on average assets	**0.82%**	0.83%	0.88%
Return on average equity	**12.08%**	11.92%	11.69%
Noninterest expenses to average assets	**2.34%**	2.49%	2.53%
Nonperforming loans and foreclosed assets as a percentage of total assets at end of year	**0.18%**	0.26%	0.28%
Allowance for loan losses as a percentage of total loans at end of year	**0.91%**	0.92%	0.94%


400
350
300
250
200
150
100
50
0
'03
'04
'05
'06
'07

Total Assets
($ in millions)


350
300
250
200
150
100
50
0
'03
'04
'05
'06
'07

Loans, Net
($ in millions)


3,000
2,500
2,000
1,500
1,000
500
0
'03
'04
'05
'06
'07

Net Earnings
($ in thousands)



Gilbert J. Pomar, III
President & Chief Executive Officer

LETTER TO SHAREHOLDERS

Dear Valued Shareholders and Friends:

On behalf of the bankers of The Jacksonville Bank and the directors of Jacksonville Bancorp, Inc., it is our pleasure to provide you with this 2007 Annual Report.

The results for 2007 were certainly paradoxical. We could not help but hear and read about problems in the financial services sector generally and the banking industry specifically. Yet, 2007 was a record year for us in growth, profitability and asset quality. Assets grew 20%, from $326 million to $392 million. Earnings of $3.0 million drove fully diluted earnings per share to an increase of 17% from $1.39 to $1.63. Nonperforming loans were 0.18% of assets, the fourth year in a row where they were below 0.30% at year end.

From a financial standpoint, we have focused on three things: responsibly growing the size of our company; growing the profitability on a per share basis; and maintaining strong asset quality. In fact, our results have received a lot of attention because they were unusually strong in the current environment. In June, we were informed that Sandler O'Neill + Partners, a leading investment banking company focused on the banking industry, had selected us among its 2007 "Sm-ALL Stars." Only 24 banks out of the 610 publicly traded banks under $2 billion in market capitalization were selected. The strict selection criteria was based on growth, profitability, asset quality and capital strength. Furthermore, according to data obtained from SNL Financial LC, the leading information provider in the United States for the banking industry, of all publicly traded banking companies in the United States with assets between $250 million and $1 billion, there are only four banks that grew assets of 20% or more, increased EPS 15% or more and had nonperforming assets of 0.30% or less as of September 30, 2007. We are proud to be one of those banks and also proud to have achieved these levels for four consecutive years.

We have always believed that strong financial results would allow us to maximize our options and be opportunistic when a special situation presented itself. This was certainly

Scott M. Hall
Executive Vice President & Chief Lending Officer



Valerie A. Kendall
Executive Vice President & Chief Financial Officer



the case when we pursued and ultimately signed a definitive merger agreement with Heritage Bancshares, Inc. on January 28, 2008, effectively making The Jacksonville Bank the largest community bank in the greater Jacksonville area. The proposed acquisition is special for many reasons. Heritage has an ideal size at approximately $160 million in assets. Its subsidiary, Heritage Bank of North Florida, has two excellent locations in markets we are not currently serving—Ponte Vedra and Orange Park. Most importantly, Heritage Bank directors and employees saw that by joining forces with The Jacksonville Bank they would be partners in creating something truly special...a dominant banking company focused on the Jacksonville market.

The decision by the Heritage directors to take our stock as the primary currency in the transaction is a wonderful compliment and an example of why our results are so critical. The integration of Heritage Bank will be our primary focus for 2008 and will result in our company approaching the $600 million mark in total assets. We are also extremely confident that it will lead to even greater earnings power for our company.

We know the recognition and results didn't "just happen." It is the men and women of our company and our customers that have us where we are...shining through.

We know that there were excesses in subprime lending and we know that the residential real estate market has resulted in a lot of downward correction. We also know that a lot of banks that heavily engaged in these areas are having their results negatively affected. Florida has seen more dramatic effects than most areas in our country and, as expected, virtually all bank stocks and particularly Florida-based bank stocks fared poorly in 2007. The downward price of bank stocks is driven primarily by two factors: the fear of deteriorating quality of the loan portfolios and the fear of the slowdown in earnings. As a Florida-based banking company, we were not immune to this phenomenon in 2007. Our stock ended the year down 35% as we were linked with banks that saw their balance sheet and profitability lose ground. However, more and more investors have taken the time to understand the Jacksonville market and what has driven our company's results. They understand that Jacksonville is, what our customers know to be true, a great place to grow a business. It is a city with ideal climate, white sandy beaches and a beautiful river running through a re-emerging downtown. It has a consolidated local government that is pro-business and a professional sports team that has helped unite our city in so many ways.

These investors also have seen that our growth is not from buying loans or in residential construction or acquisition and development lending. They have seen our history of loan quality. They have realized that we have over $35 million in noninterest bearing accounts, nearly double the amount of our nearest community bank competitor in Jacksonville. They understand that our expense control is one of the strongest in our peer group at 2.2% of assets. They know that we operate more efficiently than most at $6.5 million in assets per employee versus $4.2 million for our peer group. They know we are zeroed in on being the best bank in Jacksonville for owners/managers...and the results show it is working.



A great bank is more than just financial results, however. Being a good corporate citizen is not only the right thing for our bank and our bankers, it's also great for business and lots of fun. We are proud of what we are able to give back and, in particular, for being named Jacksonville's 2007 United Way "Small Business of the Year" (for companies with less than 100 employees). We also were given an "Outstanding" designation by the FDIC for our Community Reinvestment Act activities (CRA). This highest level designation rates how well a bank "reinvests" in the community it serves.

We know we do not control what others may say. We do control, however, what we do every day. When you hire compassionate, ambitious and responsible bankers that have a positive attitude and unquestioned ethics, everything else takes care of itself. We believe our bankers should always be accessible to our customers, should provide valuable advice, guidance and solutions they need, and be able to "deliver the bank" to them every time. We also believe that all of our employees should also be shareholders who do not compete against one another but rather pull together to achieve a common goal.

More and more people are seeing that our company is doing things a little differently and it is beginning to set us apart. This is the reason we chose "shining through" as our theme for this year's annual report. We think in many ways we are shining through a clouded sector.

It is, however, what we do going forward that is most critical. For the coming year, we look forward to combining forces with Heritage Bank to build a stronger work force of great bankers and a stronger, more convenient franchise for our customers. We also look forward to increasing our earning power while protecting what we have built. Finally, we are excited about becoming a larger and more important part of what makes our city great and how it can become better. We believe we are well on our way. The results point to it but, just as importantly, the faces of our bankers and customers point to it. We commit to you to do everything in our control to make it happen. The long-term value of your investment is ultimately what will truly set us apart.



The Jacksonville Bank's President & CEO Gil Pomar accepts the United Way's Small Business of the Year award along with the Bank's United Way chairman Pamela Hanson.

We never forget it is your company and we manage it the way we believe you want us to. Please let me know if you have any thoughts or suggestions that will help us become better. Thank you for your continued support.

Gilbert J. Pomar, III
President & Chief Executive Officer

Jacksonville Bancorp Inc.

FINANCIAL SECTION

Contents

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 have been derived from our Consolidated Financial Statements. The ratios and other data are unaudited and have been derived from our records. The information presented below should be read in conjunction with the Consolidated Financial Statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	At or for the Year Ended December 31,				
(Dollars in thousands, except per share figures)	2007	2006	2005	2004	2003
Financial Condition Data:					
Cash and cash equivalents	$ 6,035	$ 4,478	$ 4,767	$ 6,735	$ 3,894
Securities	29,777	26,109	24,261	23,175	16,830
Loans, net	339,265	281,006	232,031	188,137	150,976
All other assets	16,885	13,982	11,985	5,697	5,167
Total assets	$391,962	$325,575	$273,044	$223,744	$176,867
Deposit accounts	288,893	282,626	234,211	201,188	158,539
Other borrowings	74,830	18,832	17,650	4,000	4,296
All other liabilities	1,610	979	1,337	752	625
Shareholders' equity	26,629	23,138	19,846	17,804	13,407
Total liabilities and shareholders' equity	$391,962	$325,575	$273,044	$223,744	$176,867
Operations Data:					
Total interest income	26,808	22,017	15,748	10,858	8,729
Total interest expense	14,419	10,945	6,529	3,928	3,111
Net interest income	12,389	11,072	9,219	6,930	5,618
Provision for loan losses	542	546	481	282	1,580
Net interest income after provision for loan losses	11,847	10,526	8,738	6,648	4,038
Noninterest income	1,184	1,047	964	767	1,550
Noninterest expenses	8,485	7,573	6,287	5,274	3,971
Income before income taxes	4,546	4,000	3,415	2,141	1,617
Income taxes	1,588	1,477	1,242	806	613
Net income	$ 2,958	$ 2,523	$ 2,173	$ 1,335	$ 1,004
Per Share Data:					
Basic earnings per share	$ 1.70	$ 1.46	$ 1.27	$ .86	$ .68
Diluted earnings per share	1.63	1.39	1.21	.79	.67
Dividends declared per share	—	—	—	—	—
Total shares outstanding at end of year	1,746,331	1,741,688	1,714,716	1,708,366	1,467,166
Ratios and Other Data:					
Book value per share at end of year	$ 15.23	$ 13.28	$ 11.57	$ 10.42	$ 9.14
Return on average assets	0.82%	0.83%	0.88%	0.66%	0.64%
Return on average equity	12.08%	11.92%	11.69%	8.84%	7.80%
Average equity to average assets	6.76%	6.95%	7.49%	7.46%	8.16%
Interest rate spread during the period	2.91%	3.15%	3.27%	3.14%	3.31%
Net yield on average interest-earning assets	3.56%	3.81%	3.88%	3.53%	3.72%
Noninterest expenses to average assets	2.34%	2.49%	2.53%	2.60%	2.52%
Average interest-earning assets to average interest-bearing liabilities	1.16	1.17	1.22	1.19	1.20
Nonperforming loans and foreclosed assets as a percentage of total assets at end of year	0.18%	0.26%	0.28%	0.29%	0.63%
Allowance for loan losses as a percentage of total loans at end of year	0.91%	0.92%	0.94%	0.97%	1.10%
Total number of banking offices(1)	5	5	3	3	3

(1) Amount represents banking offices operating at December 31 of each year. The Bank currently has five operating offices.

General

Jacksonville Bancorp, Inc. ("Bancorp") was incorporated on October 24, 1997 and was organized to conduct the operations of The Jacksonville Bank (the "Bank"). The Bank is a Florida state-chartered commercial bank that opened for business on May 28, 1999, and its deposits are insured by the Federal Deposit Insurance Corporation. The Bank provides a variety of community banking services to businesses and individuals in Duval County, Florida. During 2000, the Bank formed Fountain Financial, Inc., a wholly owned subsidiary. The primary business activities of Fountain Financial, Inc. consist of the referral of our customers to third parties for the sale of insurance and investment products.

Business Strategy

Our primary business segment is community banking and consists of attracting deposits from the general public and using such deposits and other sources of funds to originate commercial business loans, commercial real estate loans, residential mortgage loans and a variety of consumer loans. We also invest in mortgage-backed securities and securities backed by the United States Government, and agencies thereof, as well as other securities.

Our goal is to sustain profitable, controlled growth by focusing on increasing our loan and deposit market share in the Northeast Florida market by developing new financial products, services and delivery channels; closely managing yields on earning assets and rates on interest-bearing liabilities; focusing on noninterest income opportunities, controlling the growth of noninterest expenses and maintaining strong asset quality. Our current strategy is to grow organically and through acquisition if price, culture and market fit within our strategies.

On January 28, 2008, Bancorp entered into the Merger Agreement with Heritage pursuant to which, subject to the satisfaction or waiver of the conditions contained therein, Heritage will merge with and into Bancorp, with Bancorp remaining as the surviving entity. Heritage has branch locations in Clay and St. Johns Counties, Florida. We believe the Merger will provide new growth opportunities as we continue to focus on the Northeast Florida market. The pricing, market and culture fit indicate the acquisition will be advantageous to our growth and expansion plans.

2007 Executive Overview

The following were significant factors related to 2007 results as compared to 2006. The 2007 performance is reflective of the successful execution of our strategy to focus on organic growth within the Northeast Florida market.

During 2007, we recorded strong growth in commercial real estate loans. During the year, commercial real estate loans increased by $39.9 million, or 23.3%. Total loans increased by $58.2 million, or 20.7%.

Total deposits increased by $6.3 million, or 2.2%, during 2007. The following are changes in the deposit categories:

- Noninterest-bearing deposits increased $2.4 million, or 7.3%.
- Money market savings and NOW deposits decreased by $34.3 million, or 22.8%.
- The certificate of deposit portfolio increased by $38.1 million. The Company's management pursued local deposits more aggressively by offering competitive deposit products in an effort to attract core deposits and utilized the National CD and Brokered CD market as an additional source of funding the asset growth.
- Borrowed funds, consisting of Federal Home Loan Bank (FHLB) advances and subordinated debentures, totaled $74.8 million at year end 2007 compared to $18.7 million at the end of 2006. During 2007, we increased our FHLB advances by $56.2 million.

Total shareholders' equity increased $3.5 million, or 15.1% during 2007, supporting management's commitment to retain sufficient earnings to protect shareholders and depositors, provide for reasonable growth and fully comply with regulatory requirements.

Credit quality remained healthy in 2007 with no substantial charge-offs in 2007 or 2006. The allowance for loan loss as a percentage of total loans outstanding was 0.91% at December 31, 2007, compared to 0.92% at December 31, 2006.

Our net income was $3.0 million in 2007 as compared to $2.5 million in 2006, an increase of $435,000, or 17.2%. Our diluted earnings per share were $1.63 in 2007 as compared to $1.39 in 2006, an increase of $0.24 per diluted share, or 17.3%. Return on average assets and return on average equity were 0.82% and 12.08%, respectively, in 2007 compared to 0.83% and 11.92%, respectively, in 2006.

Interest income was $26.8 million in 2007 as compared to $22.0 million in 2006, an increase of $4.8 million, or 21.8%, primarily due to an increase in 2007 of $57.5 million in average interest-earning assets compared to 2006.

Basic average shares outstanding increased to 1,744,512 in 2007 from 1,726,350 in 2006 primarily as a result of stock option exercises. The diluted weighted average shares outstanding increased to 1,816,149 from 1,812,890 in the same periods.

Noninterest income increased $137,000 in 2007 primarily due to a 15.1% increase in service charges earned and a $47,000 gain on the sale of loans. The Company from time to time decides to sell certain loans; however, it does not hold loans for sale.

Critical Accounting Policies

A critical accounting policy is one that is both very important to the portrayal of the Company's financial condition and requires management's most difficult, subjective or complex judgments. The circumstances that make these judgments difficult, subjective or complex have to do with the need to make estimates about the effect of matters that are inherently uncertain. Based on this definition, the Company's primary critical accounting policy is the establishment and maintenance of an allowance for loan loss.

The allowance for loan loss is established through a provision for loan loss charged to expense. Loans are charged against the allowance for loan loss when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb probable incurred losses on existing loans that may become uncollectible based on evaluations of the collectibility of the loans. The evaluations take into consideration such objective factors as changes in the nature and volume of the loan portfolio and historical loss experience. The evaluation also considers certain subjective factors such as overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrowers' ability to pay. The level of the allowance for loan loss is also impacted by increases and decreases in loans outstanding, because either more or less allowance is required as the amount of the Company's credit exposure changes. To the extent actual loan losses differ materially from management's estimate of these subjective factors, loan growth/run-off accelerates, or the mix of loan types changes, the level of the provision for loan loss, and related allowance can, and will, fluctuate.

Recent Accounting Pronouncements

Please refer to Note 1 of the accompanying Consolidated Financial Statements for information related to the adoption of new accounting standards and the effect of newly issued but not yet effective accounting standards.

Securities

The securities portfolio is categorized as either "held to maturity," "available for sale," or "trading." Securities held to maturity represent those securities which the Bank has the intent and ability to hold to maturity. Securities available for sale represent those investments which may be sold for various reasons, including changes in interest rates and liquidity considerations. These securities are reported at fair market value and unrealized gains and losses are excluded from earnings and reported in accumulated other comprehensive income (loss). Trading securities are held primarily for resale and are recorded at their fair values. Gains or losses on trading securities are included immediately in earnings. During 2007, 2006 and 2005, the Bank had no trading securities.

The following table sets forth the amortized costs and fair value of our securities portfolio (dollars in thousands):

	At December 31, 2007		*At December 31, 2006*		*At December 31, 2005*	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:						
U.S. Government agency securities	$ 7,981	$ 8,000	$10,473	$10,280	$ 7,295	$ 7,108
Mortgage-backed securities	10,796	10,768	8,995	8,829	12,458	12,231
State and municipal securities	10,939	10,959	7,060	6,950	5,036	4,872
Total	$29,716	$29,727	$26,528	$26,059	$24,789	$24,211
Security held to maturity:						
State of Israel bond	$ 50	$ 50	$ 50	$ 50	$ 50	$ 50

The following table sets forth, by maturity distribution, certain information pertaining to the securities (dollars in thousands):

	Within 1 Year		After 1 Year Within 5 Years		After 5 Years Within 10 Years		After 10 Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
At December 31, 2007:								
Securities available for sale:								
U.S. Government agency securities	$—	—	$1,000	4.46%	$ 6,497	5.01%	$ 484	5.59%
Mortgage-backed securities	—	—	1,844	4.20%	2,135	4.44%	6,817	4.25%
State and municipal securities	—	—	—	—	6,013	3.63%	4,926	4.02%
Total	$—	—	$2,844	4.27%	$14,645	4.14%	$12,227	4.20%
Security held to maturity:								
State of Israel bond			$ 50	7.50%				
Total			$ 50	7.50%				

	Totals	
	Amount	Yield
At December 31, 2007:		
Securities available for sale:		
U.S. Government agency securities	$ 7,981	4.97%
Mortgage-backed securities	10,796	4.27%
State and municipal securities	10,939	3.79%
Total	$29,716	4.18%
Security held to maturity:		
State of Israel bond	$ 50	7.50%
Total	$ 50	7.50%

Loan Portfolio Composition

Commercial real estate loans comprise the largest group of loans in our portfolio amounting to $242.7 million, or 70.8% of the total loan portfolio, at December 31, 2007, increasing from $198.0 million, or 69.7%, at December 31, 2006. Residential real estate loans comprise the second largest group of loans in the portfolio, amounting to $75.1 million, or 21.9% of the total loan portfolio, at December 31, 2007, as compared to $62.2 million, or 21.9%, at December 31, 2006. As of December 31, 2007, commercial loans amounted to $20.3 million, or 5.9% of total loans, which were $18.9 million, or 6.7%, at December 31, 2006. The following table sets forth the composition of our loan portfolio (dollars in thousands):

	At December 31,									
	2007		2006		2005		2004		2003	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial real estate[(1)]	$242,677	70.8%	$198,041	69.7%	$156,260	66.7%	$121,542	63.9%	$ 93,899	61.5%
Commercial	20,291	5.9	18,903	6.7	16,681	7.1	15,855	8.3	16,443	10.8
Residential real estate	75,140	21.9	62,270	21.9	57,985	24.7	46,663	24.6	36,594	24.0
Consumer and other	4,631	1.4	4,693	1.7	3,461	1.5	6,013	3.2	5,729	3.7
	$342,739	100.0%	$283,907	100.0%	$234,387	100.0%	$190,073	100.0%	$152,665	100.0%
Add (deduct):										
Allowance for loan losses	(3,116)		(2,621)		(2,207)		(1,843)		(1,679)	
Net deferred (fees) costs	(358)		(280)		(149)		(93)		(10)	
Loans, net	$339,265		$281,006		$232,031		$188,137		$150,976	

(1) For presentation purposes, construction and farmland loans have been classified as commercial real estate loans.

The following table reflects the contractual principal repayments by period of our loan portfolio at December 31, 2007 (in thousands):

Years Ending December 31,	Commercial Loans	Commercial Real Estate Loans[1]	Residential Mortgage Loans	Consumer Loans	Total
Less than 1 year	$16,355	$ 79,616	$29,725	$2,252	$127,948
1–5 years	3,812	108,031	22,799	1,871	136,513
Greater than 5 years	124	55,030	22,616	508	78,278
Total	$20,291	$242,677	$75,140	$4,631	$342,739

(1) For presentation purposes, construction and farmland loans have been classified as commercial real estate loans.

(in thousands)	Loans Maturing Within 1 Year	1–5 Years	After 5 Years	Total
Loans with:				
Fixed interest rates	$ 46,886	$113,310	$59,895	$220,091
Variable interest rates	81,062	23,203	18,383	122,648
Total Loans	$127,948	$136,513	$78,278	$342,739

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their average contractual terms due to prepayments. In addition, due-on-sale clauses on loans generally give us the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells real property subject to a mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgages are substantially higher than current mortgage loan rates.

Credit Risk

Our primary business is making commercial, real estate, business and consumer loans. That activity entails potential loan losses, the magnitude of which depends on a variety of economic factors affecting borrowers which are beyond our control. While the Company has instituted underwriting guidelines and credit review procedures to protect it from avoidable credit losses, some losses will inevitably occur. At December 31, 2007, the Company had nonperforming assets of $690,000 that were not accruing interest. In addition, it charged off loans totaling $71,000 in 2007.

Loans are placed on nonaccrual status when management has concerns relating to the ability to collect the loan principal and interest and generally when such loans are 90 days or more past due. A loan is considered impaired when it is probable that not all principal and interest amounts will be collected according to the loan contract. The following table sets forth certain information regarding nonaccrual loans, including the ratio of such loans to total assets as of the dates indicated (dollars in thousands):

	At December 31, 2007	2006	2005	2004	2003
Nonperforming loans:					
Commercial loans	$ 680	$ 839	$ 753	$ 413	$ 596
Residential real estate loans	—	—	10	33	130
Consumer loans and other	10	12	3	208	—
Total nonperforming loans	$ 690	$ 851	$ 766	$ 654	$ 726
Total nonperforming loans to total assets	0.18%	0.26%	0.28%	0.29%	0.41%

Allowance and Provision for Loan Losses

The allowance for loan losses is a valuation allowance for credit losses in the loan portfolio. Management has adopted a methodology to properly analyze and determine an adequate loan loss allowance. The analysis is based on sound, reliable and well documented information and is designed to support an allowance that is adequate to absorb all estimated losses in the Company's loan and lease portfolio.

Due to their similarities, the Company has grouped the loan portfolio into three components. The components are residential real estate, consumer loans and commercial loans. The Company has created a loan classification system to properly calculate the allowance for loan losses. Commercial and commercial real estate loans over $100,000 are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the sale of the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment and, accordingly, they are not separately identified for impairment disclosures.

In estimating the overall exposure to loss on impaired loans, the Company has considered a number of factors, including the borrower's character, overall financial condition, resources and payment record, the prospects for support from any financially responsible guarantors and the realizable value of any collateral.

The Company also considers other internal and external factors when determining the allowance for loan losses. These factors include, but are not limited to, changes in national and local economic conditions, commercial lending staff limitations, impact from lengthy commercial loan workout and charge-off period, loan portfolio concentrations and trends in the loan portfolio.

Senior management reviews this calculation and the underlying assumptions on a routine basis not less frequently than quarterly.

The allowance for loan losses amounted to $3.1 million and $2.6 million at December 31, 2007 and December 31, 2006, respectively. Based on an analysis performed by management at December 31, 2007, the allowance for loan losses is considered to be adequate to cover probable incurred loan losses in the portfolio as of that date. However, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that significant additional increases in the allowance for loan losses will not be required.

Since the beginning of 2008, the Bank has experienced an increase in cited loans from $15.2 million to $29.1 million at February 28, 2008, while nonperforming loans as a percentage of total assets were .26% for the same period. All cited loans are monitored closely and the majority of these loans are collateralized by real estate and are well secured based on recent appraisal information. Management has analyzed its collateral position and is comfortable that any potential loss is relatively minimal and that the loan loss reserve at December 31, 2007 is deemed sufficient.

The following table sets forth information with respect to activity in the allowance for loan losses for the periods indicated (dollars in thousands):

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Allowance at beginning of year	$2,621	$2,207	$1,843	$1,679	$1,100
Charge-offs:					
Consumer and other loans	59	16	15	—	—
Commercial real estate	—	—	—	—	171
Commercial loans	12	124	102	130	778
Residential real estate	—	—	—	—	52
	71	140	117	130	1,001
Recoveries:					
Consumer loans	20	3	—	—	—
Commercial real estate	—	—	—	—	—
Commercial loans	4	5	—	12	—
Residential real estate	—	—	—	—	—
	24	8	—	12	—
Net charge-offs	47	132	117	118	1,001
Provision for loan losses charged to operating expenses	542	546	481	282	1,580
Allowance at end of year	$3,116	$2,621	$2,207	$1,843	$1,679
Ratio of net charge-offs to average loans outstanding	0.01%	0.05%	0.06%	0.07%	0.75%
Allowance as a percent of total loans	0.91%	0.92%	0.94%	0.97%	1.10%

The following table presents information regarding the total allowance for loan losses as well as the allocation of such amounts to the various categories of loans (dollars in thousands):

	At December 31,									
	2007		2006		2005		2004		2003	
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Commercial real estate	$2,171	70.8%	$1,689	69.7%	$1,286	66.7%	$ 979	63.9%	$ 413	61.5%
Commercial	232	5.9	225	6.7	268	7.1	380	8.3	265	10.8
Residential real estate	672	21.9	667	21.9	621	24.7	425	24.6	166	24.0
Consumer and other	41	1.4	40	1.7	32	1.5	59	3.2	45	3.7
Unallocated general allowance[1]	—	—	—	—	—	—	—	—	790	—
Total allowance for loan losses	$3,116	100.0%	$2,621	100.0%	$2,207	100.0%	$1,843	100.0%	$1,679	100.0%
Allowance for loan losses as a percentage of total loans outstanding		0.91%		0.92%		0.94%		0.97%		1.10%

(1) Management revised its valuation process during 2004. This change in methodology resulted in the unallocated portion of the allowance for loan losses at December 31, 2003 being more precisely allocated between the Company's individual loan categories as shown above.

Deposits and Other Sources of Funds

General. In addition to deposits, the sources of funds available for lending and other business purposes include loan repayments, loan sales, Federal Home Loan Bank (FHLB) advances, federal funds purchased lines of credit, and securities sold under agreements to repurchase. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are influenced significantly by general interest rates and market conditions. Borrowings may be used on a short-term basis to compensate for reductions in other sources, such as deposits, or due to favorable differentials in rates and other costs.

Deposits. Deposits are attracted principally from our primary geographic market areas in Duval County, Florida. The Bank also enhanced its geographical diversity by offering certificates of deposits nationally to other financial institutions. The Bank offers a broad selection of deposit products, including demand deposit accounts, NOW accounts, money market accounts, regular savings accounts, term certificates of deposit and retirement savings plans (such as IRAs). Certificate of deposit rates are set to encourage maturities based on current market conditions. Deposit account terms vary, with the primary differences being the minimum balance required, the time period the funds must remain on deposit, and the associated interest rates. The Company holds quarterly Asset Liability Committee (ALCO) meetings, comprised of members of the Board of Directors and management. In addition, pricing meetings are held by members of management on a monthly basis or more frequently if economic conditions dictate. The Bank emphasizes commercial banking and small business relationships in an effort to increase demand deposits as a percentage of total deposits.

The following table shows the distribution of, and certain other information relating to, our deposit accounts by type (dollars in thousands):

	At December 31,					
	2007		2006		2005	
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Demand deposits	$ 35,433	0.00%	$ 34,585	0.00%	$ 34,475	0.00%
NOW deposits	6,919	0.17	7,804	0.21	8,103	0.22
Money market deposits	118,689	4.45	132,206	4.45	89,987	3.77
Savings deposits	10,336	3.11	10,737	3.01	13,495	1.97
Time deposits	122,077	5.26	74,280	4.57	69,411	3.25
Total deposits	$293,454	4.10%	$259,612	3.70%	$215,471	2.75%

The following table presents maturity of our time deposits at December 31, 2007:

	Deposits $100,000 and Greater	Deposits Less Than $100,000	Total
Due three months or less	$15,352	$22,422	$ 37,774
Due more than three months to six months	10,508	21,360	31,868
More than six months to one year	15,444	44,840	60,284
One to five years	2,066	5,338	7,404
More than five years	—	—	—
	$43,370	$93,960	$137,330

Liquidity and Capital Resources

The Company's liquidity is its ability to maintain a steady flow of funds to support its ongoing operating, investing and financing activities. Our Board establishes policies and analyzes and manages liquidity to ensure that adequate funds are available to meet normal operating requirements in addition to unexpected customer demands for funds, such as high levels of deposit withdrawals or loan demand, in a timely and cost-effective manner. The most important factor in the preservation of liquidity is maintaining public confidence that facilitates the retention and growth of a large, stable supply of core deposits and wholesale funds. Ultimately, public confidence is generated through profitable operations, sound credit quality and a strong capital position. Liquidity management is viewed from a long-term and a short-term perspective as well as from an asset and liability management perspective. We monitor liquidity through a regular review of loan and deposit maturities and loan and deposit forecasts to minimize funding risk.

As discussed above, sources of liquidity include principal paydowns of loans and investment securities, customer deposits and borrowings. The Bank has an unsecured federal funds purchased accommodation with its main correspondent bank totaling $5.3 million at December 31, 2007, all of which was available as of that date. In addition, the Company has invested in FHLB stock for the purpose of establishing credit lines with FHLB. This line is collateralized by a blanket lien arrangement on the Company's first mortgage loans, second mortgage loans and commercial real estate loans. Based on this collateral and the Company's holdings of FHLB stock, the Company was eligible to borrow up to $73.0 million from this credit line, of which it had borrowed $67.8 million at December 31, 2007. In addition, the Company had available credit lines with other correspondent banks totaling $26.6 million.

Scheduled maturities and paydowns of its investment securities are an additional source of liquidity. During 2007, the Company had received approximately $5.3 million from maturities and paydowns of investment securities. The Bank also has the ability to convert marketable securities into cash or access new or existing sources of incremental funds if the need should arise. Additionally, the Bank has access to the national and brokered deposit markets to supplement liquidity needs.

At December 31, 2007, the Bank had outstanding commitments to borrowers for available lines of credit and standby letters of credit totaling $41.5 million and $692,000, respectively. Based on the sources of liquidity discussed above, the Company believes that it has access to sufficient funds to cover such commitments, should the need arise.

Regulatory Capital Requirements

The Bank is required to meet certain minimum regulatory capital requirements. Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and percentages of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2007, the Bank and Company met all capital adequacy requirements to which they were subject. The regulatory capital minimums and the Company's and Bank's actual data for the indicated periods are set forth in the table below (dollars in thousands).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2007						
Total Capital to risk weighted assets						
Consolidated	$36,739	10.60%	$27,715	8.00%	N/A	N/A
Bank	35,313	10.16	27,819	8.00	$34,774	10.00%
Tier 1 (Core) Capital to risk weighted assets						
Consolidated	33,623	9.70	13,858	4.00	N/A	N/A
Bank	32,197	9.26	13,910	4.00	20,864	6.00
Tier 1 (Core) Capital to average assets						
Consolidated	33,623	8.68	15,487	4.00	N/A	N/A
Bank	32,197	8.31	15,496	4.00	19,370	5.00
2006						
Total Capital to risk weighted assets						
Consolidated	$ 33,052	11.48%	$ 20,043	8.00%	N/A	N/A
Bank	29,594	10.18	23,263	8.00	$ 29,079	10.00%
Tier 1 (Core) Capital to risk weighted assets						
Consolidated	30,431	10.57	11,521	4.00	N/A	N/A
Bank	26,973	9.28	11,632	4.00	17,447	6.00
Tier 1 (Core) Capital to average assets						
Consolidated	30,431	9.47	12,856	4.00	N/A	N/A
Bank	26,973	8.38	12,872	4.00	16,091	5.00

Under Federal Reserve policy, the Company is expected to act as a source of financial strength to, and to commit resources to support, the Bank. Management actively manages capital levels in conjunction with asset growth plans, creating a positive impact on shareholder value.

Off-Balance-Sheet Arrangements and Contractual Obligations

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit, unused lines of credit, and standby letters of credit, and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The following is a summary of the Company's contractual obligations, including certain on-balance-sheet obligations, at December 31, 2007 (in thousands):

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Certificates of deposit	$137,330	$129,926	$ 6,759	$ 645	$ —
FHLB advances	67,830	47,830	15,000	5,000	—
Subordinated debt	7,000	—	—	—	7,000
Operating leases	5,173	671	1,375	1,420	1,707
Standby letters of credit	692	692	—	—	—
Unused line of credit loans	41,539	41,539	—	—	—
Total	$259,564	$220,658	$23,134	$7,065	$8,707

Asset-Liability Structure

As part of its asset and liability management, the Bank has emphasized establishing and implementing internal asset-liability decision processes as well as communications and control procedures to aid in enhancing its earnings. It is believed that these processes and procedures provide the Bank with better capital planning, asset mix and volume controls, loan pricing guidelines, and deposit interest rate guidelines, which should result in tighter controls and less exposure to interest-rate risk.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are interest-rate sensitive and by monitoring an institution's interest-rate sensitivity gap. An asset or liability is said to be interest-rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed as rate-sensitive assets less rate-sensitive liabilities as a percentage of total assets. A gap is considered positive when the total of rate-sensitive assets exceeds rate-sensitive liabilities. A gap is considered negative when the amount of rate-sensitive liabilities exceeds rate-sensitive assets. During a period of rising interest rates, a negative gap would be expected to adversely affect net interest income, while a positive gap should result in an increase in net interest income. During a period of falling interest rates, a negative gap would be expected to result in an increase in net interest income, while a positive gap should adversely affect net interest income.

In order to minimize the potential for adverse effects of material and prolonged changes in interest rates on the results of operations, the Bank continues to monitor asset and liability management policies to appropriately match the maturities and repricing terms of interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (1) emphasizing the origination of variable-rate loans; (2) maintaining a stable core deposit base; and (3) maintaining a sound level of liquid assets (cash and securities).

The following table sets forth certain information relating to our interest-earning assets and interest-bearing liabilities at December 31, 2007 that are estimated to mature or are scheduled to reprice within the period shown (dollars in thousands):

	3 Months or Less	Over 3 Months to 6 Months	Over 6 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	Total
Loans:[1]	$166,475	$ 19,133	$ 26,506	$126,847	$ 303	$339,264
Securities	3,050	1,432	3,445	11,248	10,551	29,726
Federal funds sold	842	—	—	—	—	842
Federal Home Loan Bank stock	3,639	—	—	50	53	3,742
Other	5,011	—	—	—	—	5,011
Total rate-sensitive assets	$179,017	$ 20,565	$ 29,951	$138,145	$10,907	$378,585
Deposit accounts:						
NOW deposits	—	—	—	—	7,359	7,359
Money market accounts	98,495	—	—	—	—	98,495
Savings deposits	10,325	—	—	—	—	10,325
Time deposits	37,591	31,868	60,185	7,404	—	137,048
Total deposit accounts[2]	146,411	31,868	60,185	7,404	7,359	253,227
FHLB advances	39,830	3,000	5,000	20,000	—	67,830
Subordinated debt	7,000	—	—	—	—	7,000
Total rate-sensitive liabilities	$193,241	$ 34,868	$ 65,185	$ 27,404	$ 7,359	$328,057
Gap repricing difference	$ (14,224)	$(14,303)	$(35,234)	$110,741	$ 3,548	$ 50,528
Cumulative gap	$ (14,224)	$(28,527)	$(63,761)	$ 46,980	$50,528	
Cumulative gap to total rate-sensitive assets	(3.76)%	(7.54)%	(16.84)%	12.41%	13.35%	

(1) Variable rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed rate loans are scheduled, including repayments, according to their contractual maturities.

(2) Certain liabilities such as NOW accounts, while technically are subject to immediate repricing in response to changing market rates, historically have shown little volatility. Conversely, many of the money market and savings accounts float with the prime lending rate and, therefore, are assumed to reprice within a three-month horizon. Management subjectively sets rates on all accounts.

Results of Operations

Our operating results depend primarily on our net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and the relative amounts of interest-earning assets and interest-bearing liabilities. Our interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, our net earnings are also affected by the level of nonperforming loans and foreclosed assets, as well as the level of noninterest income and noninterest expense, such as salaries and employee benefits, occupancy and equipment costs, and income taxes.

The following table sets forth, for the periods indicated, information regarding: (1) the total dollar amount of interest and dividend income from interest-earning assets and the resultant average yield; (2) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (3) net interest/dividend income; (4) interest rate spread; and (5) net interest margin. Average balances are based on average daily balances (dollars in thousands).

	Year Ended December 31,								
	2007			2006			2005		
	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
Interest-earning assets:									
Loans[1]	$317,409	$25,349	7.99%	$260,318	$20,654	7.93%	$211,456	$14,708	6.96%
Securities[2]	30,130	1,399	4.64	27,382	1,201	4.39	24,034	992	4.13
Other interest-earning assets[3]	841	60	7.13	3,222	161	5.00	2,183	50	2.29
Total interest-earning assets	$348,380	$26,808	7.70	$290,922	$22,016	7.57	$237,673	$15,750	6.63%
Noninterest-earning assets[4]	13,861			13,662			10,493		
Total assets	$362,241			$304,584			$248,166		
Interest-bearing liabilities:									
Savings deposits	10,336	321	3.11	10,737	323	3.01	13,495	266	1.97
NOW deposits	6,919	12	0.17	7,804	16	0.21	8,103	18	0.22
Money market deposits	118,689	5,276	4.45	132,206	5,885	4.45	89,987	3,394	3.77
Time deposits	122,077	6,421	5.26	74,280	3,398	4.57	69,411	2,255	3.25
FHLB advances	35,712	1,816	5.09	18,362	969	5.28	8,879	337	3.80
Subordinated debentures	7,000	559	7.99	4,156	335	8.06	4,000	246	6.15
Other interest-bearing liabilities[5]	270	14	5.19	323	19	5.88	414	13	3.14
Total interest-bearing liabilities	301,003	14,419	4.79	247,868	10,945	4.42	194,289	6,529	3.36
Noninterest-bearing liabilities	36,749			35,558			35,281		
Shareholders' equity	24,489			21,158			18,596		
Total liabilities and shareholders' equity	$362,241			$304,584			$248,166		
Net interest/dividend income		$12,389			$11,071			$ 9,221	
Interest rate spread[6]			2.91%			3.15%			3.27%
Net interest margin[7]			3.56%			3.81%			3.88%
Ratio of average interest-earning assets to average interest-bearing liabilities	1.16			1.17			1.22		

(1) Average loans include nonperforming loans. Interest on loans includes loan fees of $436 in 2007, $298 in 2006 and $269 in 2005.

(2) Interest income and rates include the effects of a tax equivalent adjustment using a federal tax rate of 34% in adjusting tax-exempt interest on tax-exempt investment securities to a fully taxable basis.

(3) Includes federal funds sold.

(4) For presentation purposes, the BOLI acquired by the Bank has been included in noninterest-earning assets.

(5) Includes federal funds purchased.

(6) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(7) Net interest margin is net interest income divided by average interest-earning assets.

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume); (2) changes in volume (change in volume multiplied by prior rate); and (3) changes in rate-volume (change in rate multiplied by change in volume). Dollars are in thousands.

Years Ended December 31, 2007 vs. 2006:

	Increase (Decrease) Due to[1]		
	Rate	Volume	Total
Interest-earning assets:			
Loans	$ 136	$4,559	$4,695
Securities	73	125	198
Other interest-earning assets	50	(151)	(101)
Total	259	4,533	4,792
Interest-bearing liabilities:			
Savings deposits	10	(12)	(2)
NOW deposits	(2)	(2)	(4)
Money market deposits	(8)	(601)	(609)
Time deposits	571	2,452	3,023
FHLB advances	(37)	884	847
Subordinated debentures	(3)	227	224
Other interest-bearing liabilities	(2)	(3)	(5)
Total	529	2,945	3,474
Net change in net interest income	$ (270)	$1,588	$1,318

Years Ended December 31, 2006 vs. 2005:

	Increase (Decrease) Due to[1]		
	Rate	Volume	Total
Interest-earning assets:			
Loans	$2,250	$3,696	$5,946
Securities	129	86	215
Other interest-earning assets	36	75	111
Total	2,415	3,857	6,272
Interest-bearing liabilities:			
Savings deposits	119	(62)	57
NOW deposits	(1)	(1)	(2)
Money market deposits	691	1,800	2,491
Time deposits	975	168	1,143
FHLB advances	169	463	632
Subordinated debentures	79	10	89
Other interest-bearing liabilities	9	(3)	6
Total	2,041	2,375	4,416
Net change in net interest income	$ 374	$1,482	$1,856

(1) The change in interest due to both rate and volume has been allocated to the volume and rate components in proportion to the relationship of the dollar amounts of the absolute change in each.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

General. Net earnings for the year ended December 31, 2007 were $3.0 million, or $1.70 per basic share and $1.63 per diluted share, compared to a net earnings of $2.5 million, or $1.46 per basic and $1.39 per diluted share in 2006.

Interest Income and Expense. Interest income totaled $26.8 million for the year ended December 31, 2007, compared to $22.0 million in 2006. Interest earned on loans was $25.3 million in 2007, compared to $20.7 million in 2006. This increase resulted from an increase in the average loan portfolio balance from $260.3 million for the year ended December 31, 2006 to $317.4 million for the year ended December 31, 2007, combined with an increase in the average yield on loans from 7.93% in 2006 to 7.99% in 2007.

Interest on securities was $1.4 million for the year ended December 31, 2007, compared to $1.2 million for the year ended December 31, 2006. The Company invested approximately $8 5 million in new securities in the current year, of which $3.8 million was invested in municipal securities.

Interest expense on deposit accounts amounted to $12.0 million for the year ended December 31, 2007, compared to $9.6 million in 2006. The increase resulted from an increase in the average balance of interest-bearing deposits from $225.0 million in 2006 to $258.0 million in 2007, combined with an increase in the weighted average cost of interest-bearing deposits from 4.27% in 2006 to 4.66% in 2007 due to increased competitive pressure in the local and national markets. Interest on FHLB advances, subordinated debt and other borrowings amounted to $2.4 million for the year ended December 31, 2007, with a weighted average cost of 5.56%.

Provision for Loan Losses. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon the volume and type of lending conducted by the Company, the amount of nonperforming loans, and general economic conditions, particularly as they relate to the Company's market areas, and other factors related to the collectibility of the Company's loan portfolio. The provision for the year ended December 31, 2007 was $542,000, compared to $546,000 in 2006. Although the Company experienced an increase in average loans outstanding during 2007, credit quality remained healthy with nonperforming loans at 0.18% of total loans outstanding at year-end and net charge-offs at 0.01% of average loans for the year. Management believes that the allowance for loan losses of $3.1 million at December 31, 2007 is adequate.

Noninterest Income. Noninterest income increased to $1.2 million for the year ended December 31, 2007, compared to $1.0 million for the year ended December 31, 2006. This increase is mainly the result of an $84,000 increase in service charges and a $47,000 gain on sale of loans.

Noninterest Expense. Noninterest expense totaled $8.5 million for the year ended December 31, 2007, compared to $7.6 million in 2006. Salaries and employee benefits and occupancy and equipment accounted for an increase of $733,000 as well as an increase in FDIC insurance as discussed below. The increase in salaries and employee benefits and occupancy and equipment is a result of the full absorption of additional staffing, rent and equipment expense related to the Company's two newest locations. The Company opened its fourth location in February 2006 and its fifth location in June 2006. Additionally, the implementation of the Federal Deposit Insurance Reform Act of 2005 (effective January 1, 2007), a new system for risk-based assessments, and setting the designated reserve ratio at 1.25 percent resulted in an increase of $171,000. The new assessment rates, which took effect on January 1, 2007, primarily impact financial institutions not in existence on December 31, 1996.

Income Taxes (Benefit). Income taxes for the year ended December 31, 2007 were $1,588,000 (an effective rate of 34.9%) compared to $1,477,000 in 2006 (an effective rate of 36.9%).

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

General. Net earnings for the year ended December 31, 2006 were $2.5 million, or $1.46 per basic share and $1.39 per diluted share, compared to a net earnings of $2.2 million, or $1.27 per basic and $1.21 per diluted share in 2005.

Interest Income and Expense. Interest income totaled $22.0 million for the year ended December 31, 2006, compared to $15.7 million in 2005. Interest earned on loans was $20.7 million in 2006, compared to $14.7 million in 2005. This increase resulted from an increase in the average loan portfolio balance from $211.5 million for the year ended December 31, 2005 to $260.3 million for the year ended December 31, 2006, combined with an increase in the average yield on loans from 6.96% in 2005 to 7.93% in 2006. The Company was able to benefit from an increase in short-term interest rates by the Federal Reserve Board in 2006.

Interest on securities was $1.2 million for the year ended December 31, 2006, compared to $990,000 for the year ended December 31, 2005. The Company invested approximately $5.2 million in new securities in the current year, of which $2.0 million was invested in municipal securities. This resulted in an overall increase in the portfolio yield of 51 basis points on a tax-equivalent basis.

Interest expense on deposit accounts amounted to $9.6 million for the year ended December 31, 2006, compared to $5.9 million in 2005. The increase resulted from an increase in the average balance of interest-bearing deposits from $181.0 million in 2005 to $225.0 million in 2006, combined with an increase in the weighted average cost of interest-bearing deposits from 3.28% in 2005 to 4.27% in 2006 due to the increases in short-term interest rates by the Federal Reserve Board during 2006. Interest on FHLB advances, subordinated debt and other borrowings amounted to $1.3 million for the year ended December 31, 2006, with a weighted average cost of 5.79%. In December 2006, the Company issued an additional $3.0 million of trust preferred securities priced at three-month LIBOR plus 173 basis points.

Provision for Loan Losses. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon the volume and type of lending conducted by the Company, the amount of nonperforming loans, and general economic conditions, particularly as they relate to the Company's market areas, and other factors related to the collectibility of the Company's loan portfolio. The provision for the year ended December 31, 2006 was $546,000, compared to $481,000 in 2005. This increase was a result of the increase in average loans outstanding during 2006, as credit quality remained healthy with nonperforming loans at 0.30% of total loans outstanding at year-end and net charge-offs at 0.05% of average loans for the year. Management believes that the allowance for loan losses of $2.6 million at December 31, 2006 is adequate.

Noninterest Income. Noninterest income increased to $1.0 million for the year ended December 31, 2006, compared to $964,000 for the year ended December 31, 2005. This increase is mainly the result of $202,000 earned on the $4.5 million Bank Owned Life Insurance contract entered into during the second quarter of 2005 and outstanding for all of 2006 along with an increase in mortgage origination fees.

Noninterest Expense. Noninterest expense totaled $7.6 million for the year ended December 31, 2006, compared to $6 3 million in 2005. Salaries and employee benefits and occupancy and equipment increased $1.0 million over 2005 as a result of the Bank's fourth and fifth locations, which opened for business on February 6, 2006 and June 9, 2006, respectively. Salaries and employee benefits also increase as a result of SFAS 123R, *Share-Based Payments*, which required that compensation associated with share-based payments be expensed beginning January 1, 2006. Data processing and courier, freight and postage expense also increased as a result of the additional branch locations.

Income Taxes (Benefit). Income taxes for the year ended December 31, 2006 were $1,477,000 (an effective rate of 36.9%) compared to $1,242,000 in 2005 (an effective rate of 36.4%).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Jacksonville Bancorp, Inc.
Jacksonville, Florida

We have audited the accompanying consolidated balance sheets of Jacksonville Bancorp, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
March 25, 2008

(Dollar amounts in thousands except per share data)	December 31, 2007	2006
ASSETS		
Cash and due from financial institutions	$ 5,584	$ 4,373
Federal funds sold	451	105
Cash and cash equivalents	6,035	4,478
Securities available for sale	29,727	26,059
Securities held to maturity (fair value 2007-$50, 2006-$50)	50	50
Loans, net of allowance for loan losses of $3,116 in 2007 and $2,621 in 2006	339,265	281,006
Bank owned life insurance	5,010	4,837
Federal Home Loan Bank stock, at cost	3,638	1,071
Premises and equipment, net	4,342	4,616
Accrued interest receivable	2,275	2,107
Deferred income taxes	807	671
Other assets	813	680
Total assets	$391,962	$325,575
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 35,382	$ 32,967
Money market, NOW and savings deposits	116,181	150,451
Time deposits	137,330	99,208
Total deposits	288,893	282,626
Federal funds purchased	—	182
Federal Home Loan Bank advances	67,830	11,650
Subordinated debentures	7,000	7,000
Other liabilities	1,610	979
Total liabilities	365,333	302,437
Shareholders' equity		
Preferred stock, $.01 par value; 2,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $.01 par value; 8,000,000 shares authorized; 1,747,981 and 1,743,338 shares issued in 2007 and 2006	17	17
Additional paid-in capital	18,459	18,230
Retained earnings	8,186	5,241
Treasury stock, at cost (2007-1,650 shares, 2006-1,650 shares)	(40)	(57)
Accumulated other comprehensive loss	7	(293)
Total shareholders' equity	26,629	23,138
Total liabilities and shareholders' equity	$391,962	$325,575

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Dollar amounts in thousands except per share data)	*Years ended December 31,* 2007	2006	2005
Interest and dividend income			
Loans, including fees	$25,349	$20,654	$14,708
Taxable securities	1,082	979	910
Tax-exempt securities	317	223	80
Federal funds sold and other	60	161	50
Total interest income	26,808	22,017	15,748
Interest expense			
Deposits	12,029	9,622	5,933
Federal Home Loan Bank advances	1,817	969	337
Subordinated debentures	559	335	246
Federal funds purchased and repurchase agreements	14	19	13
Total interest expense	14,419	10,945	6,529
Net interest income	12,389	11,072	9,219
Provision for loan losses	542	546	481
Net interest income after provision for loan losses	11,847	10,526	8,738
Noninterest income			
Service charges on deposit accounts	639	555	625
Net gain on sales of loans	47	—	—
Net loss on disposal of premises and equipment	—	(9)	—
Other	498	501	339
Total noninterest income	1,184	1,047	964
Noninterest expense			
Salaries and employee benefits	4,281	3,754	3,195
Occupancy and equipment	1,674	1,468	1,012
Data processing	595	501	438
Federal deposit insurance	259	88	75
Advertising and business development	517	408	415
Professional fees	326	372	375
Telephone	124	98	62
Director fees	192	268	202
Courier, freight and postage	158	170	124
Other	359	446	389
Total noninterest expense	8,485	7,573	6,287
Income before income taxes	4,546	4,000	3,415
Income tax expense	1,588	1,477	1,242
Net income	$ 2,958	$ 2,523	$ 2,173
Earnings per share:			
Basic	$ 1.70	$ 1.46	$ 1.27
Diluted	$ 1.70	$ 1.39	$ 1.21

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Years ended December 31,						
	Common Stock		Additional Paid-In	Retained	Treasury	Accumulated Other Comprehensive	
(Dollar amounts in thousands except per share data)	Shares	Amount	Capital	Earnings	Stock	Income (Loss)	Total
Balance at December 31, 2004	1,708,366	$17	$17,381	$ 546	$ —	$(140)	$17,804
Comprehensive income:							
Net income				2,173			2,173
Change in unrealized gain (loss) on securities available for sale, net of sale, net of tax benefit						(221)	(221)
Total comprehensive income							1,952
Share-based compensation	4,500			(1)	132		131
Purchase of treasury stock	(6,150)				(186)		(186)
Exercise of common stock options, including tax benefit of $53	8,000		145				145
Balance at December 31, 2005	1,714,716	17	17,526	2,718	(54)	(361)	19,846
Comprehensive income:							
Net income				2,523			2,523
Change in unrealized gain (loss) on securities available for sale, net of tax benefit						68	68
Total comprehensive income							2,591
Share-based compensation	6,900		153		228		381
Purchase of treasury stock	(6,900)				(231)		(231)
Exercise of common stock options, including tax benefit of $212	26,972		551				551
Balance at December 31, 2006	1,741,688	17	18,230	5,241	(57)	(293)	23,138
Comprehensive income:							
Net income				2,958			2,958
Change in unrealized gain (loss) on securities available for sale, net of tax benefits						300	300
Total comprehensive income							3,258
Share-based compensation	6,600		152	(13)	211		350
Purchase of treasury stock	(6,600)				(194)		(194)
Exercise of common stock options, including tax benefit of $33	4,643		77				77
Balance at December 31, 2007	**1,746,331**	**$17**	**$18,459**	**$8,186**	**$ (40)**	**$ 7**	**$26,629**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands except per share data)	*Years ended December 31,* 2007	2006	2005
Cash flows from operating activities			
Net income	$ 2,958	$ 2,523	$ 2,173
Adjustments to reconcile net income to net cash from operating activities			
Provision for loan losses	542	546	481
Depreciation and amortization	553	526	424
Earnings on Bank owned life insurance	(173)	(202)	(135)
Share-based compensation	350	381	131
Loss on disposal of premises and equipment	—	9	—
Deferred income tax (benefit) expense	(317)	(306)	(221)
Net gain on sale of loan	(47)	—	—
Net amortization of deferred loan fees	79	(199)	(201)
Net amortization (accretion) of securities	16	37	45
Excess tax benefits from share-based payment arrangements—prior to 2006	—	—	53
Net change in:			
Other assets	(330)	(856)	(525)
Accrued expenses and other liabilities	631	(300)	585
Net cash from operating activities	4,262	2,159	2,810
Cash flows from investing activities			
Available for sale securities:			
Sales	—	—	—
Maturities, prepayments and calls	5,293	3,427	5,750
Purchases	(8,496)	(5,203)	(7,235)
Loan originations and payments, net	(58,880)	(49,322)	(44,174)
Purchase of Bank owned life insurance	—	—	(4,500)
Additions to premises and equipment	(203)	(1,258)	(489)
Purchase of Federal Home Loan Bank stock, net of redemptions	(2,567)	(9)	(709)
Proceeds from sale of foreclosed assets, net	—	—	—
Net cash from investing activities	(64,853)	(52,365)	(51,357)
Cash flows from financing activities			
Net change in deposits	6,267	48,415	33,023
Net change in federal funds purchased	(182)	182	—
Net change in short-term Federal Home Loan Bank advances	20,180	(2,000)	10,650
Proceeds from issuance of subordinated debt	—	3,000	—
Proceeds from fixed rate Federal Home Loan Bank advances	16,000	—	3,000
Proceeds from convertible Federal Home Loan Bank accounts	20,000	—	—
Proceeds from exercise of common stock options	46	339	92
Excess tax benefits from share-based payment arrangements	31	212	—
Purchase of treasury stock	(194)	(231)	(186)
Net cash from financing activities	62,148	49,917	46,579
Net change in cash and cash equivalents	1,557	(289)	(1,968)
Beginning cash and cash equivalents	4,478	4,767	6,735
Ending cash and cash equivalents	$ 6,035	$ 4,478	$ 4,767
Supplemental cash flow information:			
Interest paid	$ 13,970	$ 10,849	$ 6,487
Income taxes paid	1,620	2,162	1,131

See accompanying notes to consolidated financial statements.

Note 1—Summary of Significant Accounting Policies

Nature of Operations and Principles of Consolidation: Jacksonville Bancorp, Inc. is a financial holding company headquartered in Jacksonville, Florida. The consolidated financial statements include the accounts of Jacksonville Bancorp, Inc. and its wholly owned, primary operating subsidiary, The Jacksonville Bank, and The Jacksonville Bank's wholly owned subsidiary, Fountain Financial, Inc. The consolidated entity is referred to as the "Company," and The Jacksonville Bank and its subsidiary are collectively referred to as the "Bank." The Company's financial condition and operating results principally reflect those of the Bank. All intercompany transactions and balances are eliminated in consolidation.

The Company currently provides financial services through its five offices in Jacksonville, Duval County, Florida. Our primary business segment is community banking and consists of attracting deposits from the general public and using such deposits and other sources of funds to originate commercial business loans, commercial real estate loans, residential mortgage loans and a variety of consumer loans. Substantially all loans are secured by specific items of collateral, including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the area.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ from those estimates. Changes in assumptions or in market conditions could significantly affect the estimates. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: For the purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, noninterest-bearing deposits with other financial institutions under 90 days and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions, short-term Federal Home Loan Bank (FHLB) advances, federal funds purchased and other borrowings.

Advertising Costs: Advertising costs are expensed as incurred.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax. Other securities, such as FHLB stock, are carried at cost.

Interest income includes amortization of purchase premiums and accretion of purchase discounts. Premiums and discounts on securities are amortized on the level yield without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other-than-temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost; the financial condition and near term prospects of the issuer, and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level yield method without anticipating prepayments.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well secured and in process of collection. Unsecured consumer loans are typically charged off when the loan becomes 90 days past due. Consumer loans secured by collateral other than real estate are charged off after a review of all factors affecting the ability to collect on the loan, including the borrower's character, overall financial condition, resources and payment record, the prospects for support from any financially responsible guarantors, and the realizable value of any collateral. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Overdrawn customer checking accounts are reclassified as consumer loans and are evaluated on an individual basis for collectibility. The balances, which totaled $377,000 and $406,000 at December 31, 2007 and 2006, respectively, are included in the estimate of allowance for loan losses and are charged off when collectibility is considered doubtful.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as special mention, substandard or doubtful. The general component covers non-classified loans by loan type and is based on historical loss experience for each loan type adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans above $100,000 are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the sale of the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment and, accordingly, they are not separately identified for impairment disclosures.

Foreclosed Assets: Assets acquired through or in place of loan foreclosure are initially recorded at fair value less estimated costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs incurred after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Bank Owned Life Insurance: The Bank has purchased life insurance policies on certain key employees. Bank owned life insurance is recorded at its cash surrender value or its realizable value. Changes in cash surrender value are recognized as tax-free noninterest income and are included in other income on the Consolidated Statements of Income. Upon adoption of EITF 06-5, which is discussed further below, Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Prior to adoption of EITF 06-5, the Company recorded owned life insurance at its cash surrender value.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, *Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance)* (Issue). This Issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the Issue requires disclosure when there are contractual restrictions on the Company's ability to surrender a policy. The adoption of EITF 06-5 on January 1, 2007 had no impact on the Company's financial condition or results of operation.

(Dollar amounts in thousands except per share data)

Stock Compensation: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payments*, using the modified prospective transition method. Accordingly, the Company has recorded stock-based employee compensation cost using the fair value method starting in 2006.

Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock-based compensation cost is reflected in net income for the years ending December 31, 2005, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation* for the years ending December 31, 2005:

	2005
Net income as reported	$2,173
Deduct: Share-based compensation expense determined under fair value based method	120
Pro forma net income	2,053
Basic earnings per share as reported	1.27
Pro forma basic earnings per share	1.20
Diluted earnings per share as reported	1.21
Pro forma diluted earnings per share	1.14

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. The Company adopted FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no effect on the Company's financial statements. These returns are subject to examination by taxing authorities for all years after 2002.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

The effect of stock options and warrants is the sole common stock equivalent for the purposes of calculating diluted earnings per common share.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Treasury Stock: Treasury stock is carried at cost. Gains and losses on issuances are based on the market price of the underlying common stock at the date of issuance and are determined using the first-in, first-out (FIFO) method. Gains on issuances are credited to additional paid-in capital while losses are charged to additional paid-in capital to the extent that previous net gains from issuances are included therein, otherwise to retained earnings. Gains or losses on the issuances of treasury stock are not credited or charged to income.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements. These balances do not earn interest

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the chief decision makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated into one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

Adoption of New Accounting Standards: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payments*. See "Stock Compensation" on previous page for further discussion on the effect of adopting this standard.

Effect of Newly Issued but Not Yet Effective Accounting Standards: In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The adoption is not anticipated to have a material impact.

The Company adopted FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no affect on the Company's financial statements. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the state of Florida.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Note 2—Securities

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2007			
U.S. Treasury and federal agency	$ 8,000	$ 68	$ (49)
Mortgage-backed	10,768	50	(78)
State and county municipal	10,959	58	(38)
Total	$29,727	$176	$(165)
2006			
U.S. Treasury and federal agency	$ 10,280	$ 19	$ (212)
Mortgage-backed	8,829	6	(172)
State and county municipal	6,950	—	(110)
Total	$ 26,059	$ 25	$ (494)

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
2007				
Other	$50	$—	$—	$ 50
2006				
Other	$ 50	$—	$—	$ 50

There were no sales of available for sale securities in 2007, 2006 and 2005.

The fair value of debt securities and carrying amount, if different, at year end 2007 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Held to maturity		Available for sale
	Carrying Amount	Fair Value	Fair Value
Due in one year or less	$—	$—	$ —
Due from one to five years	50	50	1,000
Due from five to ten years	—	—	9,280
Due after ten years	—	—	8,679
Mortgage-backed	—	—	10,768
Total	$ 50	$ 50	$29,727

There were no securities pledged at year end 2007 and 2006 nor were there any holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

(Dollar amounts in thousands except per share data)

Securities with unrealized losses at year end 2007 and 2006, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2007						
U.S. Treasury and federal agency	$ —	$—	$ 4,447	$ (49)	$ 4,447	$ (49)
Mortgage-backed	—	—	7,159	(78)	7,159	(78)
State and county municipal	—	—	4,500	(38)	4,500	(38)
Total temporarily impaired	$ —	$—	$16,106	$(165)	$16,106	$(165)
2006						
U.S. Treasury and federal agency	$ 499	$—	$ 6,584	$(212)	$ 7,083	$(212)
Mortgage-backed	433	(1)	7,846	(171)	8,279	(172)
State and county municipal	811	(8)	5,704	(102)	6,515	(110)
Total temporarily impaired	$1,743	$ (9)	$20,134	$(485)	$21,877	$(494)

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.

The Company views these unrealized losses to be temporary in nature. The driving factor behind the reduction in fair value below cost is the increase in market interest rates, not the credit quality of the debt securities, most of which are rated Aaa or higher and have not been downgraded. The Company's portfolio value has increased .04% from cost which is consistent with normal fluctuations of value due to changes in interest rates. The Company expects that the value of its portfolio will recover over time as the debt securities approach maturity. As management has the ability to hold these securities for the foreseeable future as they are classified as available for sale, no declines are deemed to be other-than-temporary.

Note 3—Loans

Loans at year end were as follows:

	2007	2006
Commercial	$ 20,291	$ 18,903
Real estate:		
Residential	75,141	62,270
Commercial	210,614	170,762
Construction	29,737	25,479
Farmland	2,325	1,800
Consumer	4,631	4,693
Subtotal	342,739	283,907
Less: Net deferred loan fees	(358)	(280)
Allowance for loan losses	(3,116)	(2,621)
Loans, net	$339,265	$281,006

Activity in the allowance for loan losses was as follows:

	2007	2006	2005
Beginning balance	$2,621	$2,207	$1,843
Provision for loan losses	542	546	481
Loans charged off	(71)	(140)	(117)
Recoveries	24	8	—
Ending balance	$3,116	$2,621	$2,207

Impaired loans were as follows:

	2007	2006
Year-end loans with no allocated allowance for loan losses	$567	$378
Year-end loans with allocated allowance for loan losses	100	194
Total	$667	$572
Amount of the allowance for loan losses allocated	$ 50	$ 30

	2007	2006	2005
Average of impaired loans during the year	$566	$408	$481
Interest income recognized during impairment	2	25	24
Cash-basis interest income recognized	2	23	24

Nonaccrual loans and loans past due 90 days still on accrual were as follows:

	2007	2006
Loans past due over 90 days still on accrual	$ —	$431
Nonaccrual loans	690	420

Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

Note 4—Premises and Equipment

Year-end premises and equipment were as follows:

	2007	2006
Land	$ 1,075	$ 1,075
Buildings	1,383	1,358
Furniture, fixtures and equipment	1,924	1,771
Leasehold improvements	1,904	1,890
	6,286	6,094
Less: Accumulated depreciation	$(1,944)	$(1,478)
	$ 4,342	$ 4,616

Depreciation expense, including amortization of leasehold improvements, was $466, $418 and $320 for the years ended December 31, 2007, 2006 and 2005, respectively.

Operating Leases: The Company leases certain office facilities under operating leases that generally contain annual escalation clauses and renewal options. Rent expense was $674, $670 and $360 for 2007, 2006 and 2005, respectively. Rent commitments under noncancelable operating leases, before considering renewal options that generally are present, were as follows:

2008	$ 671
2009	682
2010	693
2011	704
2012	716
Thereafter	1,707
Total	$5,173

Note 5—Deposits

Time deposits of $100,000 or more were $43,370 and $49,332 at year end 2007 and 2006.

Scheduled maturities of time deposits for the next five years were as follows:

2008	$129,926
2009	5,928
2010	831
2011	40
2012	605
Thereafter	—

Note 6—Federal Home Loan Bank Advances

At year end, advances from FHLB were as follows:

	2007	2006
Overnight advance maturing daily at a daily variable interest rate of 4.40% and 5.50% at December 31, 2007 and 2006, respectively	$28,830	$ 8,650
Advances maturing January 11, 2008 at a fixed rate of 5.26%	6,000	—
Advances maturing January 26, 2008 at a fixed rate of 4.65%	5,000	—
Advances maturing April 11, 2008 at a fixed rate of 4.36%	3,000	3,000
Advances maturing July 26, 2008 at a fixed rate of 4.59%	5,000	—
Convertible advances maturing June 8, 2012 with a quarterly call option beginning September 10, 2007 at a fixed rate of 4.68%	5,000	—
Convertible advances maturing June 8, 2010 with a quarterly call option beginning June 9, 2008 at a fixed rate of 4.99%	5,000	—
Convertible advances maturing August 13, 2010 with a quarterly call option beginning August 13, 2008 at a fixed rate of 4.51%	5,000	—
Convertible advances maturing October 4, 2010 with a quarterly call option beginning October 6, 2008 at a fixed rate of 4.15%	5,000	—
	$67,830	$11,650

Each advance is payable at its maturity date, with a prepayment penalty for the fixed rate advance. The advances were collateralized by a blanket lien arrangement of the Company's first mortgage loans, second mortgage loans and commercial real estate loans.

(Dollar amounts in thousands except per share data)

(continued)

Note 7—Subordinated Debentures

On June 17, 2004, the Company participated in a pooled offering of trust preferred securities. The Company formed Jacksonville Statutory Trust I (the "Trust I"), a wholly owned statutory trust subsidiary for the purpose of issuing the trust preferred securities. The Trust I used the proceeds from the issuance of $4 million in trust preferred securities to acquire junior subordinated debentures of the Company. The trust preferred securities essentially mirror the debt securities, carrying a cumulative preferred dividend at a variable rate equal to the interest rate on the debt securities (three-month LIBOR plus 263 basis points). The initial rate in effect at the time of issuance was 4.06% and is subject to change quarterly. The rate in effect at December 31, 2007 was 7.62%.

On December 14, 2006, the Company participated in a pooled offering of trust preferred securities. The Company formed Jacksonville Statutory Trust II (the "Trust II"), a wholly owned statutory trust subsidiary for the purpose of issuing the trust preferred securities. The Trust II used the proceeds from the issuance of $3 million in trust preferred securities to acquire junior subordinated debentures of the Company. The trust preferred securities essentially mirror the debt securities, carrying a cumulative preferred dividend at a variable rate equal to the interest rate on the debt securities (three-month LIBOR plus 173 basis points). The initial rate in effect at the time of issuance was 7.08% and is subject to change quarterly. The rate in effect at December 31, 2007 was 6.72%.

The debt securities and the trust preferred securities under both offerings each have 30-year lives. The trust preferred securities and the debt securities are callable by the Company or the Trust, at their respective option after five years, and at varying premiums and sooner in specific events, subject to prior approval by the Federal Reserve Board, if then required. The Company has treated the trust preferred securities as Tier 1 capital up to the maximum amount allowed, and the remainder as Tier 2 capital for federal regulatory purposes (see Note 13).

Under FASB Interpretation No. 46, the trust is not consolidated with the Company. Accordingly, the Company does not report the securities issued by the trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Company and held by the trust.

There are no required principal payments on subordinated debentures over the next five years.

Note 8—Benefit Plans

Profit Sharing Plan: The Company sponsors a 401(k) profit sharing plan which is available to all employees electing to participate after meeting certain length-of-service requirements. The plan allows contributions by employees up to 15% of their compensation, which are matched equal to 100% of the first 6% of the compensation contributed. Expense for 2007, 2006 and 2005 was $148, $129 and $113, respectively.

Directors' Stock Purchase Plan: Following approval by the shareholders at the 2003 Annual Meeting, the Company established the Directors' Stock Purchase Plan for nonemployee directors. Under this Plan, directors may elect to receive shares of the Company's common stock as an alternative to the equivalent amounts of cash for directors' fees. A total of 100,000 shares of the Company's common stock were made available for issuance, all of which remained available for issuance at December 31, 2007 and 2006, as all transactions executed to date were open market purchases. The Company's expense in connection with this plan was $203, $230 and $187 in 2007, 2006 and 2005, respectively, which is included in director fees in the accompanying Consolidated Statements of Income.

Note 9—Income Taxes

Income tax expense (benefit) was as follows:

	2007	2006	2005
Current federal	$1,610	$1,522	$1,228
Current state	237	261	235
Deferred federal	(221)	(261)	(188)
Deferred state	(38)	(45)	(33)
Total	$1,588	$1,477	$1,242

Effective tax rates differ from federal statutory rate of 34% applied to income before income taxes due to the following:

	2007	2006	2005
Federal statutory rate times financial statement income	$1,546	$1,360	$1,161
Effect of:			
Tax-exempt income	(145)	(130)	(70)
State taxes, net of federal benefit	132	142	145
Other, net	55	105	6
Total	$1,588	$1,477	$1,242

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	2007	2006
Deferred tax assets:		
Allowance for loan losses	$1,016	$ 844
Net unrealized loss on securities available for sale	—	177
Other	111	79
	1,127	1,100
Deferred tax liabilities:		
Depreciation	260	314
Net unrealized gain on securities available for sale	4	—
Other	56	57
	320	371
Net deferred tax asset	$ 807	$ 729

Note 10—Related Party Transactions

Loans to principal officers, directors and their affiliates in 2007 were as follows:

Beginning balance	$ 6,892
New loans	725
Repayments	(1,807)
Ending balance	$ 5,810

Deposits from principal officers, directors and their affiliates at year end 2007 and 2006 were $5,801 and $7,708, respectively.

Note 11—Share-Based Compensation

On April 25, 2006, the Company's shareholders approved the Jacksonville Bancorp, Inc. 2006 Stock Incentive Plan (the "2006 Plan"). Under the 2006 Plan, up to 20,000 shares of the Company's common stock were made available for issuance for awards in the form of incentive stock options, restricted stock, restricted stock units, performance grants or stock appreciation rights. Any award that expires or is forfeited for any reason is returned to the 2006 Plan.

The 2006 Plan is a new plan and does not supersede the Company's original Stock Option Plan, adopted by the Company's shareholders on April 26, 2000, which continues to govern awards made under it. Under the Company's original Stock Option Plan, options to buy stock are granted to directors, officers and employees. Options available to be issued under the original Stock Option Plan are 220,099.

Stock options are granted under both stock option plans with an exercise price equal to or greater than the stock fair market value at the date of grant. All stock options granted have ten-year lives, generally containing vesting terms of three to five years. Certain grants have been made that vest immediately. Common stock issued upon exercise of stock options are newly-issued shares.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes option-pricing model) that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted was determined using the following weighted average assumptions as of grant date.

	2007	2006	2005
Risk-free interest rate	4.53%	5.03%	3.49%
Expected term	8.71 years	7.5 years	8.65 years
Expected stock price volatility	27.39%	27.22%	23.05%
Dividend yield	0.00%	0.00%	0.00%

(Dollar amounts in thousands except per share data)

A summary of the activity in the stock option plan for 2007 follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	166,085	$14.59	—	—
Granted	2,500	34.50	—	—
Exercised	(4,643)	10.00	—	—
Forfeited	(3,000)	32.50	—	—
Outstanding at end of year	160,942	$14.70	4.33	$1,068
Vested or expected to vest	158,835	$14.58	4.56	$1,103
Exercisable at end of year	132,742	$12.81	3.72	$1,031

Information related to the stock option plan during each year follows:

	2007	2006	2005
Intrinsic value of options exercised	$ 82	$ 583	$ 141
Cash received from option exercises	46	339	92
Tax benefit realized from option exercises	31	212	53
Weighted average fair value of options granted	$15.68	$14.01	$11.03

As of December 31, 2007, there was $183 of total unrecognized compensation cost related to unvested stock options granted. The cost is expected to be recognized over a remaining weighted average period of 2.41 years.

The following table reports restricted stock activity during the 12 months ended December 31, 2007:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested shares at January 1, 2007	1,890	$32.19
Shares granted	1,400	$32.45
Shares vested and distributed	—	—
Shares forfeited	(273)	$32.24
Unvested shares at December 31, 2007	3,017	$32.30

As of December 31, 2007, there was $51 of total unrecognized compensation cost related to unvested restricted stock awards granted. The cost is expected to be recognized over a remaining weighted average period of 1.9 years.

Note 12—Capital Requirements and Restrictions on Retained Earnings

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year end 2007 and 2006, the most recent regulatory notifications categorized the Bank and Company as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

Actual and required capital amounts and ratios are presented below at year end.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2007						
Total Capital to risk weighted assets						
Consolidated	$36,739	10.60%	$27,715	8.00%	N/A	N/A
Bank	35,313	10.16	27,819	8.00	$34,774	10.00%
Tier 1 (Core) Capital to risk weighted assets						
Consolidated	33,623	9.70	13,858	4.00	N/A	N/A
Bank	32,197	9.26	13,910	4.00	20,864	6.00
Tier 1 (Core) Capital to average assets						
Consolidated	33,623	8.68	15,487	4.00	N/A	N/A
Bank	32,197	8.31	15,496	4.00	19,370	5.00
2006						
Total Capital to risk weighted assets						
Consolidated	$ 33,052	11.48%	$ 23,043	8.00%	N/A	N/A
Bank	29,594	10.18	23,263	8.00	$ 29,079	10.00%
Tier 1 (Core) Capital to risk weighted assets						
Consolidated	30,431	10.57	11,521	4.00	N/A	N/A
Bank	26,973	9.28	11,632	4.00	17,447	6.00
Tier 1 (Core) Capital to average assets						
Consolidated	30,431	9.47	12,856	4.00	N/A	N/A
Bank	26,973	8.38	12,872	4.00	16,091	5.00

The Company's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations require maintaining certain capital levels and restrict the payment of dividends by the Bank to the Company or by the Company to shareholders. Specifically, a Florida state-chartered commercial bank may not pay cash dividends that would cause its capital to fall below the minimum amount required by federal or state law. Accordingly, commercial banks may only pay dividends out of the total of current net profits plus retained net profits of the preceding two years to the extent it deems expedient, except that no bank may pay a dividend at any time that the total of net income for the current year when combined with retained net income from the preceding two years produces a loss. The future ability of the Bank to pay dividends to the Company also depends in part on the FDIC capital requirements in effect and the Company's ability to comply with such requirements.

Note 13—Loan Commitments and Other Related Activities

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

There are no unused lines of credit or letters of credit offered at a fixed rate. The contractual amount of variable rate financial instruments with off-balance-sheet risk was as follows at year end.

	2007	2006
Loan commitments and unused lines of credit	$41,539	$31,929
Standby letters of credit	692	847

(Dollar amounts in thousands except per share data)

(continued)

Note 14—Fair Values of Financial Instruments

Carrying amount and estimated fair values of financial instruments were as follows at year end:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 6,035	$ 6,035	$ 4,478	$ 4,478
Securities available for sale	29,727	29,727	26,059	26,059
Securities held to maturity	50	50	50	50
Loans, net	339,265	348,122	281,006	278,575
Federal Home Loan Bank stock	3,638	3,638	1,071	1,071
Accrued interest receivable	2,275	2,275	2,107	2,107
Financial liabilities				
Deposits	288,893	289,491	282,626	282,568
Federal funds purchased	—	—	182	182
FHLB advances	67,830	68,297	11,650	11,604
Subordinated debentures	7,000	7,000	7,000	7,000
Accrued interest payable	707	707	257	257

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest-bearing deposits, FHLB stock, accrued interest receivable and payable, demand deposits, short-term debt, subordinated debentures and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes and, if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits, including FHLB advances, and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. Federal home loan bank stock, accrued interest receivable and accrued interest payable approximate their fair values. The fair value of off-balance-sheet items is considered nominal.

Note 15—Parent Company Only Condensed Financial Information

Condensed financial information of Jacksonville Bancorp, Inc. follows:

CONDENSED BALANCE SHEETS

	December 31,	
	2007	2006
ASSETS		
Cash and cash equivalents	$ 1,343	$ 2,605
Investment in banking subsidiaries	32,204	26,681
Other assets	174	992
Total assets	$33,721	$30,278
LIABILITIES AND EQUITY		
Subordinated debt	$ 7,000	$ 7,000
Accrued expenses and other liabilities	92	140
Shareholders' equity	26,629	23,138
Total liabilities and shareholders' equity	$33,721	$30,278

CONDENSED STATEMENTS OF INCOME

	Years ended December 31,		
	2007	2006	2005
Other income	$ 15	$ 10	$ 5
Interest expense	(559)	(335)	(246)
Other expense	(626)	(724)	(528)
Income (loss) before income tax and undistributed subsidiary income	(1,170)	(1,049)	(769)
Income tax expense (benefit)	(372)	(347)	(282)
Equity in undistributed subsidiary income	3,756	3,225	2,660
Net income	$ 2,958	$ 2,523	$2,173

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2007	2006	2005
Cash flows from operating activities			
Net income	$ 2,958	$ 2,523	$ 2,173
Adjustments:			
Equity in undistributed subsidiary income	(3,756)	(3,225)	(2,660)
Amortization	—	1	2
Share-based compensation	350	381	131
Excess tax benefits from share-based payment arrangements prior to 2006	—	—	53
Change in other assets	916	(633)	302
Change in other liabilities	(146)	19	21
Net cash from operating activities	322	(934)	22
Cash flows from investing activities			
Investments in subsidiaries	(1,467)	(1,450)	(1,700)
Net cash from investing activities	(1,467)	(1,450)	(1,700)
Cash flows from financing activities			
Proceeds from issuance of subordinated debt	—	3,000	—
Proceeds from exercise of stock options	46	339	92
Excess tax benefits from share-based payment	31	212	—
Purchase of treasury stock	(194)	(231)	(186)
Net cash from financing activities	(117)	3,320	(94)
Net change in cash and cash equivalents	(1,262)	936	(1,772)
Beginning cash and cash equivalents	2,605	1,669	3,441
Ending cash and cash equivalents	$ 1,343	$ 2,605	$ 1,669

(Dollar amounts in thousands except per share data)

Note 16—Earnings Per Share

The factors used in the earnings per share computation follow:

	2007	2006	2005
Basic			
Net income	$ 2,958	$ 2,523	$ 2,173
Weighted average common shares outstanding	1,744,512	1,726,350	1,711,148
Basic earnings per common share	$ 1.70	$ 1.46	$ 1.27
Diluted			
Net income	$ 2,958	$ 2,523	$ 2,173
Weighted average common shares outstanding for basic earnings per common share	1,744,512	1,726,350	1,711,148
Add: Dilutive effects of assumed exercises of stock options and warrants	71,637	86,540	88,526
Average shares and dilutive potential common shares	1,816,149	1,812,890	1,799,674
Diluted earnings per common share	$ 1.63	$ 1.39	$ 1.21

Stock options for 47,000 shares of common stock were not considered in computing diluted earnings per common share for 2005 because they were anti-dilutive. No stock options were anti-dilutive for 2007 and 2006.

Note 17—Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related tax effects were as follows:

	2007	2006	2005
Unrealized holding gains (losses) on available for sale securities	$ 481	$109	$(354)
Reclassification adjustment for (gains) losses realized in income	—	—	—
Net unrealized gains (losses)	481	109	(354)
Tax effect	(181)	(41)	133
Other comprehensive income (loss)	$ 300	$ 68	$(221)

Note 18—Quarterly Financial Data (Unaudited)

	Interest Income	Net Interest Income after Provision for Loan Loss	Net Income	Earnings per Share	
				Basic	Diluted
2007					
First Quarter	6,043	2,685	543	.31	.30
Second Quarter	6,612	2,788	694	.40	.38
Third Quarter	7,134	3,171	781	.45	.43
Fourth Quarter	7,019	3,203	940	.54	.52
2006					
First Quarter	4,855	2,340	508	.30	.28
Second Quarter	5,355	2,673	689	.40	.38
Third Quarter	5,782	2,746	677	.39	.37
Fourth Quarter	6,025	2,767	649	.37	.36

Note 19—Subsequent Event

On January 28, 2008, the Company announced the execution of a definitive agreement with Heritage Bancshares, Inc., a $165 million-asset bank holding company based in Orange Park, Florida ("Heritage"), by which Jacksonville Bancorp, Inc. will acquire Heritage by merging it into Jacksonville Bancorp and its wholly owned subsidiary, The Jacksonville Bank. Under the terms of the definitive agreement, Heritage shareholders may elect to receive either 0.6175 shares of JAXB common stock, $17.29 per share in cash, or a combination of stock and cash. The proposed consideration will consist of approximately 738,000 shares in JAXB common stock and $8.8 million in cash, reflecting a mix of consideration of 70% stock and 30% cash. The acquisition is subject to regulatory approval, Heritage shareholders' approval and certain other conditions. JAXB expects to close the transaction in late second or early third quarter of 2008.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on NASDAQ under the symbol JAXB. The following table shows the high and low sale prices of our common stock for each quarter of 2006 and 2007.

Year	Quarter	High	Low
2006			
	First	$ 33.72	$ 30.00
	Second	$ 33.00	$ 27.71
	Third	$ 38.99	$ 30.49
	Fourth	$ 36.71	$ 32.86
2007			
	First	$35.99	$31.16
	Second	$35.93	$26.95
	Third	$32.21	$27.00
	Fourth	$27.95	$18.29

As of March 14, 2008, the Corporation had 1,747,981 outstanding shares of common stock, par value $.01 per share, held by approximately 144 registered shareholders of record.

It is the policy of our board of directors to reinvest earnings for such period of time as is necessary to ensure our successful operations. There are no current plans to initiate payment of cash dividends, and future dividend policy will depend on our earnings, capital and regulatory requirements, financial condition, and other factors considered relevant by our board of directors. For more information regarding the Company's ability to pay dividends, please refer to the section captioned "Regulation and Supervision" under Item 1 of this Annual Report on Form 10-K, which information is hereby incorporated by reference

Equity Compensation Plans Information

The following table sets forth the securities authorized for issuance under the Jacksonville Bancorp, Inc. Stock Option Plan, as amended, and the 2006 Stock Incentive Plan, as of December 31, 2007:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	160,942	$14.70	17,225
Equity compensation plans not approved by security holders	—	—	—
Total	160,942	$14.70	17,225

Shareholder Return Performance: A five-year comparison of shareholder return performance of the Company with the Russell 3000 Index and the SNL Southeast Bank Index is shown on the graph below. This graph assumes that $100 was invested on December 31, 2002 and all dividends were reinvested in the Company and other indices. The Russell 3000 index is a broad equity market index which measures the performance of the largest 3,000 U.S. companies representing approximately 98% of the U.S. equity market. The SNL Securities' Southeast Bank Index is a published industry index which represents publicly-traded banks and bank holding companies located in the southeastern United States.



Total Return Performance
300
250
200
150
100
50
Index Value
Jacksonville Bancorp, Inc.
Russell 3000
SNL Southeast Bank Index
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period Ending					
Index	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Jacksonville Bancorp, Inc.	100.00	137.47	225.93	277.87	277.45	166.81
Russell 3000	100.00	131.06	146.71	155.69	180.16	189.42
SNL Southeast Bank Index	100.00	125.58	148.92	152.44	178.75	134.65

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest-rate risk inherent in lending and deposit-taking activities. To that end, we actively monitor and manage interest-rate risk exposure. There are three primary committees that are responsible for monitoring and managing risk exposure:

The ALCO Committee of the Board meets quarterly to review a summary reporting package along with strategies proposed by management.

The Executive ALCO Committee, which consists of the Chairman of the ALCO Committee of the Board, Chief Executive Officer, Chief Financial Officer and Chief Lending Officer, meets quarterly to review the liquidity position and earnings simulation reports and to ensure there is adequate capital to meet growth strategies. Strategy development is structured to mitigate any exposure that is indicated through the modeling.

The Liquidity and Pricing Committee meets monthly to execute the strategies set forth by the preceding two committees. Senior management and select members from the finance department comprise this committee.

Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 14 of the *Notes to Consolidated Financial Statements*.

The Company utilizes a third party and its proprietary simulation model to assist in identifying and managing interest-rate risk. The December 31, 2007 analysis of the Company's sensitivity to changes in net interest income under varying assumptions for changes in market interest rates is presented below. Specifically, the model derives expected interest income and interest expense resulting from an immediate and parallel shift in the yield curve in the amounts shown.

The starting balances in the Asset/Liability model reflect actual balances on the "as of" date, adjusted for material and significant transactions. Pro forma balances remain static unless otherwise noted by management. This enables interest-rate risk embedded within the existing balance sheet structure to be isolated (growth assumptions can mask interest-rate risk). Management believes the most indicative indicator of risk is the +/− 200 basis point "shock" (parallel shift) scenario. To provide further exposure to the level of risk/volatility, a "ramping" (gradual increase over 12 months) of rates is modeled as well.

Rate changes are matched with known repricing intervals and assumptions about new growth and expected prepayments. Assumptions are based on the Company's experience as well as industry standards under varying market and interest-rate environments. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated and the resulting net positions are identified.

The analysis exaggerates the sensitivity to changes in key interest rates by assuming an immediate change in rates with no management intervention to change the composition of the balance sheet. The Bank's primary objective in managing interest-rate risk is to minimize the adverse impact of changes in interest rates on net interest income and capital, while adjusting our asset-liability structure to obtain the maximum yield-cost spread on that structure. However, a sudden and substantial change in interest rates may adversely impact earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. The Bank does not engage in trading activities.

	Interest Rates Decrease 200 BP	Base	Interest Rates Increase 200 BP
Hypothetical Net Interest Income	13,249	13,347	13,125
Net Interest Income ($ change)	(98)	—	(222)
Net Interest Income (% change)	(.74)%	—	(1.66)%
Hypothetical Market Value of Equity	50,547	48,581	43,822
Market Value ($ change)	1,966	—	(4,759)
Market Value (% change)	4.0 %	—	(9.8)%

The interest-rate risk position of the Company is liability sensitive. Under the simulation modeling, the base is projected to increase over the first year; similarly, as rates fall, net interest income trends upward along with the base although not as rapidly. The large base of floating rate loans is overshadowed by the floating rate non-maturity deposits and the short-term CD portfolio.

While management carefully monitors the exposure to changes in interest rates and takes necessary actions as warranted to decrease any adverse impact, there can be no assurance on the actual effect on net interest income as a result of rate changes.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

COMPANY OFFICIALS

DIRECTORS

Donald E. Roller	*Chairman of the Board, Jacksonville Bancorp, Inc.*
Price W. Schwenck	*Chairman of the Board, The Jacksonville Bank*
D. Michael Carter	*Certified Public Accountant*
Melvin Gottlieb	*CEO, Martin Gottlieb & Associates, LLC*
James M. Healey	*Partner, House & Home Investments, Inc.*
John C. Kowkabany	*Real Estate Investor & Consultant*
R.C. Mills	*President, Heritage Propane Partners, L.P.*
Gilbert J. Pomar, III	*President & CEO, Jacksonville Bancorp, Inc.* *President & CEO, The Jacksonville Bank*
John W. Rose	*Principal, CapGen Financial Advisors*
John R. Schultz	*Vice President, Schultz Investments, Inc.*
Charles F. Spencer	*President, INOC LLC* *President, Cottage Street Land Trust, Inc.*
Bennett A. Tavar*	*President, Logical Business Solutions, Inc.*
Gary L. Winfield, M.D.	*Medical Director, Memorial Hospital*

EXECUTIVE OFFICERS

Gilbert J. Pomar, III	*Jacksonville Bancorp, Inc.* *The Jacksonville Bank*
Scott M. Hall	*Jacksonville Bancorp, Inc.* *The Jacksonville Bank*
Valerie A. Kendall	*Jacksonville Bancorp, Inc.* *The Jacksonville Bank*

COMMITTEE CHAIRMEN

R.C. Mills	*Executive Committee* *Jacksonville Bancorp, Inc.*
John W. Rose	*Audit, Organization/Compensation Committees* *Jacksonville Bancorp, Inc.*
John R. Schultz	*Loan Committee* *The Jacksonville Bank*
Price W. Schwenck	*Asset/Liability Management Committee* *The Jacksonville Bank*
Bennett A. Tavar*	*Nominating/Corporate Governance Committee* *Jacksonville Bancorp, Inc.*

* Resigned effective 3-18-08.

Jacksonville Bancorp Inc.

COMPANY INFORMATION & SHAREHOLDER REFERENCE

100 North Laura Street
Suite 1000
Jacksonville, FL 32202
904.421.3040 (B)
904.421.3078 (F)

Tuesday, April 29, 2008
11:00 a.m.
The River Club
1 Independent Drive
Suite 3500
Jacksonville, FL 32202

Notice of the meeting, along with the proxy statement, proxy card and Annual Report, is being mailed to each shareholder of record as of February 29, 2008.

Inquiries regarding stock transfers, lost certificates or changes in name and/or address should be directed to the stock and transfer agent:

Computershare Investor Services, LLC
730 Peachtree Street
Suite 840
Atlanta, GA 30308
1.800.568.3476
www.computershare.com

Copies of the Company's Annual Report on Form 10-K are available by visiting our web site at www.jaxbank.com.

Crowe Chizek and Company LLC
6750 North Andrews Avenue
Suite 200
Fort Lauderdale, FL 33309

McGuireWoods LLP
50 North Laura Street
Suite 3300
Jacksonville, FL 32202

Web Site
www.jaxbank.com

NASDAQ: JAXB











Jacksonville Bancorp Inc.

100 North Laura Street, Suite 1000
Jacksonville, FL 32202
904.421.3040 (B)
904.421.3078 (F)

www.jaxbank.com
Member FDIC

END